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[Letterhead of CPI]



                                                                October 7, 1996

To Our Stockholders:

  CPI Corp. is offering to purchase up to 2,250,000 shares of its common stock (the "Shares") (including the associated Preferred Stock Purchase Rights) from existing stockholders. The price will not be in excess of $22.00 nor less than $19.00 per Share. CPI Corp. is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select the price within the specified price range at which you are willing to sell your Shares to CPI Corp.

  On August 16, 1996, the last trading day prior to the announcement of the offer, the closing price per Share for CPI Corp.'s common stock on the New York Stock Exchange (the "NYSE") was $17.625, and on October 4, 1996, the last trading day prior to the commencement of the offer, the closing price per Share on the NYSE was $19.50. Any stockholder whose Shares are purchased in the offer will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any stockholders owning an aggregate of less than 100 Shares whose Shares are properly tendered and purchased pursuant to the offer will avoid the applicable odd lot discounts payable on sales of odd lots on the NYSE.

  The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

  Neither CPI Corp. nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the offer.

                                          Sincerely,

                                          /S/ Alyn V. Essman
                                          Alyn V. Essman
                                          Chairman of the Board and Chief
                                           Executive Officer